August 7, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

        Re: Tirios Propco Series LLC
            Amendment No. 11 to Offering Statement on Form 1-A
            Filed June 23, 2024
            File No. 024-12277
Dear Sachin Latawa:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 11 to Offering Statement on Form 1-A
Risks Related to Blockchain
The concept of using blockchain to offer fractionalized shares of real estate properties is an emerging field, page 17

1. Please revise the heading for this risk factor to specifically highlight the risk that investors may erroneously associate your business model with using blockchain to offer and maintain fractional shares, consistent with the body of this risk factor.
Plan of Distribution
Hyperledger Fabric Blockchain, page 28

2.     Your disclosure states,    As an extension of ERC-721, the smart
contract used by
       Tirios   is able to mint new property tokens, i.e., create tokens for a newly acquired
       assets       (emphasis added). Please address the following points in
your next amendment:
           Remove and/or revise the italicized phrases above to avoid any potential implication that your business plan involves tokenizing newly acquired properties.
 August 7, 2024
Page 2

             Clarify the terminology used with respect to your tokens (i.e.,
the terms    property
           tokens    and    tokens for newly acquired assets   ). To the extent
you are using these
           terms interchangeably with the defined term    Tokens    on page 27,
please revise to
           use the capitalized, defined term here and elsewhere, as
appropriate.
3.     You state that the smart contract you use    effectively    creates a
digital courtesy copy of
       the Series Interests and the transactions for Series Interests. Please clarify what you mean
       by the word    effectively    in this context, and explain any
distinction between such
       disclosure and your disclosures elsewhere (e.g., at page 28) that
Tokens are a digital
       courtesy copy of the Series Interests       (emphasis added).
4.     We note your disclosure that the    smart contract can calculate and
allocate income based
       on ownership dates   .    Describe in greater detail the nature of such
income
       calculation/allocation and provide an appropriate cross-reference to the relevant
       disclosure elsewhere (e.g., the    Distributions    subsection at pages
62     63, if applicable).


      Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-
551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Arden Anderson, Esq.